Exhibit 99.7

LAKE SHORE GOLD CORP.
as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

and

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

CREDIT AGREEMENT MODIFICATION AGREEMENT

Dated as of June 29, 2012

Credit Agreement Modification Agreement - Execution Copy

CREDIT AGREEMENT MODIFICATION AGREEMENT dated as of June 29, 2012 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower, the Lenders and the Agent have entered into a credit agreement dated as of June 13, 2012 (the “Credit Agreement”);

AND WHEREAS pursuant to the Credit Agreement the Gold Loan Facility Availability Period ends of June 29, 2012;

AND WHEREAS the Borrower has determined that additional time is required to satisfy the conditions precedent to the advance of the Gold Loan Facility as contemplated in Article 9 of the Credit Agreement;

AND WHEREAS the Agent and the Lenders have agreed to extend the Gold Loan Facility Availability Period pursuant to the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement.

1.2                                                                               Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                               Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1 of the Credit Agreement, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                                                                               Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
EXTENSION OF GOLD LOAN FACILITY AVAILABILITY PERIOD

2.1                                                                               Definition of Gold Loan Facility Availability Period

The definition of “Gold Loan Facility Availability Period” in the Credit Agreement is hereby amended by deleting reference to “June 29, 2012” and replacing it with “July 16, 2012”.

2.2                                                                               Termination of Credit Facilities

(a)                                 Section 2.3(a)(ii) of the Credit Agreement is hereby amended by deleting reference to “June 29, 2012” and replacing it with “July 16, 2012”.

(b)                                 Section 2.3(b)(ii) of the Credit Agreement is hereby amended by deleting reference to “June 29, 2012” and replacing it with “July 16, 2012”.

2.3                                                                               Conditions Precedent to Initial Extension of Credit under this Agreement

Section 9.2 of the Credit Agreement is hereby amended by deleting reference in the third line to “June 29, 2012” and replacing it with “July 16, 2012”.

ARTICLE 3
MISCELLANEOUS

3.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

3.2                                                                               Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Credit Documents to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit

2

Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3.3                                                                               Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

3.4                                                                               Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

3.5                                                                               Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

3.6                                                                               Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

3.7                                                                               Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[The remainder of this page is intentionally left blank.  Signature pages follow]

3

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Authorized Signatory

By:	“Mario Stifano”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corporation, as Lender

By:	“Gretchen Carter”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Sivan Fox”
Authorized Signatory

By:	“Lucie Presot”
Authorized Signatory

HELMSDALE BANK CORP., as Lender

By:	“Randy Barker”
Authorized Signatory

SIGNED AND DELIVERED in the presence )
of: )
)
)	“A. Murrav Sinclair”
(Signature))	A. MURRAY SINCLAIR
)
)
(Print Name))
)
)
(Address))
)
)
(Occupation))

CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Laura Harewood”
Authorized Signatory

By:	“E. Adrian Meyer”
Authorized Signatory